SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2020

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release, dated January 27, 2020, titled: "G. Willi-Food Announces Appointment of Einat Peled Shapira as CEO ".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Finance Manager

Date: January 27, 2020

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES APPOINTMENT OF EINAT PELED SHAPIRA AS CEO

YAVNE, Israel - January 27, 2020 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that its Board of Directors has approved the appointment of Mrs. Einat Peled Shapira as the Company’s new CEO, effective as of March 21, 2020.

Mrs. Peled Shapira, age 42, has over 18 years of experience in the food industry. For the past 14 years, she has held several senior positions at Osem-Nestle, one of the largest food manufacturers and distributors in Israel, most recently since 2018 as Business Unit Manager of "Bonjour", a leading fresh baked goods company in Israel. Mrs. Peled Shapira has significant experience in all aspects of the food retail industry, including marketing, sales, operation and finance.

Mrs. Peled Shapira holds an BA in Business Administration with a specialization in information systems from the College of Management Academic Studies in Rishon LeZion, Israel and an MBA with a specialization in marketing from the Peres Academic Center in Rehovot, Israel.

The proposed terms of office of Mrs. Peled-Shapira are similar to those of the Company’s current CEO and will be presented to shareholders for approval at the next shareholders meeting.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.
G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost Ltd., a wholly owned subsidiary which designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one or more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G.Willi-Food International Ltd.
Yitschak Barabi, Finance Manager
(+972)8-932-1000
itsik.b@willi-food.co.il

Source: G.Willi-Food International Ltd.